

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 8, 2016

VIA E-mail
Dr. Arie Belldegrun, M.D.
President, Chief Executive Officer and Chairman of the Board of Directors
Kite Pharma Inc.
2225 Colorado Avenue,
Santa Monica, California 90404

> **Re: Kite Pharma Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-36508**

Dear Dr. Belldegrun:

We have reviewed your June 28, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to a comment in our June 16, 2016 letter.

Form 10-K for the year ended December 31, 2015
Notes to Consolidated Financial Statements
Note 6 – License and Collaboration Agreements
Amgen Research Collaboration and License Agreement, page 91

1. We acknowledge your response to our prior comment 2. Please address the following:
   - Disclose the amount and description of the triggering event for each significant and substantive development and regulatory milestones that are based on the company's performance;
   - Disclose the total amount for the additional milestone payments with respect to the Amgen Option Target, if any, that you may receive and the circumstances in which you would receive them pursuant to Section 8.1.5 of the agreement; and

- Include additional language in your accounting policy regarding the non-substantive commercial milestones based on Amgen's performance to clarify why it is appropriate to recognize them when they are achieved.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance